SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  FORM 6-K

                           Report of Foreign Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                 For the quarterly period ended March 31, 2003


                             Watch Resources Ltd.
------------------------------------------------------------------------------
                             (Registrant's name)

                      Suite 1320, 925 West Georgia Street
                           Vancouver, British Columbia
                                 Canada V6C 5L2


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X  (SEC File No: 0-49791)         Form 40-F

   Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby  furnishing  the  information  to   the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes : X                      No :

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                   File # 0-49791.

                              WATCH RESOURCES LTD.
                       (Formerly Can West Explorations Inc.)

                          Quarterly Financial Statements

                            March 31, 2003 and 2002

                        ---------------------------------

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Balance Sheets

March 31, 2003 and December 31, 2002

==========================================================================================
                                                    March31, 2003        December 31, 2002
------------------------------------------------------------------------------------------

Assets

Current assets:
  Cash                                              $       6,005            $     420,834
  Restricted cash (note 7 (b))                                  -                        -
  Advances receivable (note 3)                            269,746                  269,746
  Goods and services taxes recoverable                      5,975                    1,880
  Prepaid expenses and deposits                                 -                   13,589
  Due from a related party (note 6)                        30,000                   30,000
------------------------------------------------------------------------------------------
                                                          311,726                  736,049

Investments (note 5)                                           12                       12

Oil and gas properties(note 4)                          4,691,506                4,149,547
------------------------------------------------------------------------------------------
                                                    $   5,003,244             $  4,885,608
==========================================================================================

Liabilities

Current liabilities:
  Accounts payable and accrued liabilities          $     753,488             $    710,891
  Loan payable                                            170,000                        -
  Shares subscriptions                                          -                        -
------------------------------------------------------------------------------------------
                                                          923,488                  710,891

Shareholders' Equity

Share Capital (note 7)                                 15,719,730               15,713,730
Contributed surplus (note 7)                              118,204                  118,204
Deficit                                               (11,758,178)             (11,657,217)
------------------------------------------------------------------------------------------
                                                        4,079,756                4,174,717
------------------------------------------------------------------------------------------
                                                    $   5,003,244             $  4,885,608
==========================================================================================

Nature of operations (note 1)
Commitments (note 11)
Subsequent events (note 3, 4 and 7(c))

The accompanying notes are an integral part of the financial statements.

Approved by the Directors:

         "Barry Lee"           Director
------------------------------

        "Chris Cooper"         Director
------------------------------

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Statements of Operations and Deficit

Quarter ended March 31, 2003

==========================================================================================
                                                   March 31, 2003                     2002
------------------------------------------------------------------------------------------

Revenues:
  Interest and other income                         $         194             $        336
  Joint venture revenues                                        -                        -
------------------------------------------------------------------------------------------

General and administrative:
  Consulting fees                                          36,985                   23,802
  Interest, taxes and bank charges                            168                      220
  Management salaries and fees                              6,000                        -
  Professional fees                                         2,534                   28,697
  Regulatory and transfer agent fees                        4,212                   10,295
  Rent and office expenses                                 35,654                   20,170
  Travel and promotion                                     15,602                        -
------------------------------------------------------------------------------------------
                                                          101,155                   83,184
------------------------------------------------------------------------------------------
Loss for the period                                       100,961                   82,848

Expense Recoveries                                              -                   21,166
------------------------------------------------------------------------------------------
                                                          100,961                   61,682
Deficit, beginning of year                             11,657,217               10,891,547
------------------------------------------------------------------------------------------

Deficit, end of period                              $  11,758,178             $ 10,953,229
==========================================================================================

Basic and diluted loss per common share             $       (0.01)            $      (0.01)

Weighted average number of
   shares outstanding                                  13,820,369                5,044,326
==========================================================================================

The accompanying notes are an integral part of the financial statements.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Statements of Oil and Gas Property Costs

Quarter ended March 31, 2003

==========================================================================================
                                                             2003                     2002
------------------------------------------------------------------------------------------

Lightning (note 4(a))
  Exploration costs                                 $     541,959             $    473,199
  Exploration costs, beginning of year                  4,149,547                        -
------------------------------------------------------------------------------------------
Exploration costs, end of period                        4,691,506                  473,199
------------------------------------------------------------------------------------------

Greencourt, Virginia Hills, Vega North and
  Cecil (note 4(d))
  Exploration costs                                             -                   22,474
  Write-off of exploration costs                                -                  (22,474)
------------------------------------------------------------------------------------------
                                                                -                        -
  Exploration costs, beginning of year                          -                        -
------------------------------------------------------------------------------------------
  Exploration costs, end of period                              -                        -
------------------------------------------------------------------------------------------

Kirk Lake (note 4(b))
  Exploration and environmental studies, net of recovery        -                        -
------------------------------------------------------------------------------------------
                                                                -                        -
  Exploration costs, beginning of year                          -                        -
  Write-off of acquisition and exploration costs                -                        -
------------------------------------------------------------------------------------------
  Exploration costs, end of period                              -                        -
------------------------------------------------------------------------------------------

Lagunillas (note 4(c))
  Exploration and environmental studies                         -                        -
  General and administrative                                    -                        -
------------------------------------------------------------------------------------------
                                                                -                        -
  Exploration costs, beginning of year                          -                        -

  Write-off of Lagunillas acquisition and exploration costs     -                        -
------------------------------------------------------------------------------------------
  Exploration costs, end of period                              -                        -
------------------------------------------------------------------------------------------

Total oil and gas properties and exploration
   costs, end of period                             $   4,691,506             $    473,199
==========================================================================================

The accompanying notes are an integral part of the financial statements.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Statements of Cash Flows

Quarter ended March 31, 2003

==========================================================================================
                                                             2003                     2002
------------------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
   Loss for the year                                $    (100,961)            $    (61,682)
   Items not involving cash:
     Stock-based compensation                                   -                   10,452
Net change in non-cash operating
   working capital                                         52,091                  (38,555)
------------------------------------------------------------------------------------------
                                                          (48,870)                 (89,785)

Financing activities:
   Loans payable                                          170,000                        -
   Due to related parties                                       -                        -
   Shares subscriptions                                         -                 (620,000)
   Common shares issued, net of share issue costs           6,000                  900,000
   Issuance of Convertible Debenture                            -                  300,000
   Equity portion of convertible debenture                      -                        -
------------------------------------------------------------------------------------------
                                                          176,000                  580,000
Investing activities:
  Deferred resource expenditures                         (541,959)                (473,199)
------------------------------------------------------------------------------------------
                                                         (541,959)                (473,199)
------------------------------------------------------------------------------------------

Increase (decrease) in cash                              (414,829)                  17,016

Cash and restricted cash, beginning of year               420,834                  352,985
------------------------------------------------------------------------------------------
Cash and restricted cash, end of period             $       6,005             $    370,001
==========================================================================================

The accompanying notes are an integral part of the financial statements.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements

Quarter ended March 31, 2003
------------------------------------------------------------------------------

1. Nature of operations

   The Company was incorporated on January 5, 1987 under the laws of British Columbia. Its principal business activities are the exploration and development of oil and gas properties.

   The Company is in the process of exploring its oil and gas properties and does not currently have economically recoverable reserves. The continuing operations of the Company and the recoverability of the amounts shown for oil and gas property and deferred exploration is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition thereof. In the event that the Company is forced to liquidate resource interests, the Company may realize significantly less than the amounts shown on the balance sheet depending on the terms of liquidation.

   These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

   The amount shown as oil concessions represent net costs to date and do not necessarily represent present or future values.

   During the year ended December 31, 2000, the Company underwent a corporate reorganization resulting in a 1 for 20 share capital rollback and a subsequent increase in its authorized share capital to 100,000,000 common voting shares. The name of the Company was changed from Can West Explorations Inc. to Watch Resources Ltd.

2. Significant accounting policies

   (a) Oil and gas properties

       The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants. All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centers. Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, and technical consulting costs directly related to exploration and development activities.

       On an on-going basis, the Company evaluates each of its oil and gas properties based on results to date to determine the nature of exploration and development work that is warranted in the future. If the value of the property is considered to be impaired, the deferred costs related to that property are written down to their estimated recoverable amount.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 2

Quarter ended March 31, 2003
------------------------------------------------------------------------------

2. Significant accounting policies (continued)

   (b) Depletion and depreciation

       Depletion of exploration and development costs and depreciation of production equipment is calculated using the unit of production method based upon estimated proven petroleum reserves.

   (c) Investments

       Investments  are  recorded  at  the  lower  of  cost  or  market  value.
       Subsidiaries  that the  Company  does  not  control   or  significantly
       influence are recorded at cost. (See note 5).

   (d) Foreign currency translation

       Foreign denominated assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items. Foreign denominated revenue and expense items are translated at exchange rates prevailing at the transaction date, except for amortization which is translated at historical rates of exchange. Exchange gains and losses are recognized currently in income.

   (e) Stock based compensation

       Effective January 1, 2002, the Company adopted the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

       Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 3

Quarter ended March 31, 2003
------------------------------------------------------------------------------

2. Significant accounting policies (continued)

   (f) Stock based compensation (continued)

       In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after January 1, 2003. The Company accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

       During the period under reveiw, the Company did not grant stock options to directors, officers and employees as set out in note 7(c).

   (g) Loss per share

       Loss per share is calculated over the weighted average number of shares outstanding during the year.

   (h) Future income taxes

       The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of future changes in tax rates is recognized in income in the period that included the date of enactment or substantive enactment. To the extent that it is not more likely than not that a future tax asset will be realized, a valuation allowance is provided.

   (i) Comparative figures

       Prior year figures have been reclassified where applicable to conform with the presentation adopted in the current year.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 4

Quarter ended March 31, 2003
------------------------------------------------------------------------------

3. Advances receivable

   During the year 2002, the Company advanced $269,718 to a private company. The advances bear interest at the rate of 6% per annum compounded monthly, are secured by promissory notes and an assignment of book debt, and are repayable upon demand. Subsequent to the period, the Company received a total of $98,000 as partial repayment of the advances.


4. Oil and gas properties

   (a) Lightning Energy Ltd.

       During the year 2002, the Company entered into the following agreements with Lightning Energy Ltd. ("Lightning"), a private Alberta company:

       Eastarm

       The Company entered into a participation agreement to participate in a well program being drilled in the Eastern area of British Columbia ("Eastarm"). The Company has agreed to pay 25% of Lightning's share of costs to earn a 25% share of the net working interest earned by Lightning pursuant to a farmout agreement entered into by Lightning as a 50% farmee. The Company will have a net 12.5% net interest in the farmout lands.

       Liard

       The Company entered into a participation agreement to participate in a well program being drilled in t he Liard Basin area of northeastern British Columbia. The Company has agreed to pay 30% of Lightning's share of costs to earn a 30% share of the net working interest before payout in the test well spacing unit, subject to a 15% gross overriding return royalty to the operator. The Company will have a 15% net interest in the farmout lands, pursuant to a farmout agreement entered into by Lightning as a 50% farmee. Once the Company has fulfilled its obligations with respect to the initial well at Liard, the Company will also earn the right to participate in future wells with Lightning in the Liard Basin over an additional 300 sections of northeasten British Columbia land.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 5

Quarter ended March 31, 2003
------------------------------------------------------------------------------

4. Oil and gas properties (continued)

   (a) Lightning Energy Ltd. (continued)

       Liard (continued)

       On February 10, 2003, the Company entered into an option agreement with Choice Resources Corp. ("Choice"), a TSX-Venture listed public company having directors in common, whereas the Company granted to Choice an option to acquire a 50% interest in the Company's interest in the Liard property upon the following terms and conditions:

       i. pay to the Company, the sum of $170,000 (paid);
      ii. expend, on the exploration and development of the property an amount equal to 50% of the Company's obligations under the Farmout Agreement, retroactive to the commencement of drilling of the property.

       Upon Choice having made all payments required under paragraphs (i)  and
       (ii) above, the Option will be deemed exercised by Choice on the date the last of such payments are made. In the event that all necessary approvals of the TSX-Venture exchange are not obtained by Choice within 180 days of the date of the agreement, the agreement shall be deemed terminated.

       If at any time prior to the deemed exercise of the Option, Choice fails to perform any of its obligations under this agreement, the Company may terminate this agreement provided that the Company delivers to Choice written notice and particulars of such default and Choice has not, within 30 days, cured or commenced proceedings to cure such default. Choice may terminate the agreement at any time upon delivering written notice to the Company.

       Reindeer

       During the period, the Company entered into a participation agreement to participate in a well program being drilled in the Reindeer area of Alberta. The Company will pay 30% of Lightning's share of costs to earn a 20% working interest in two sections of land, with rolling options covering an additional fourteen sections. During the period, the Company advanced $542,000 toward exploration activities.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 6

Quarter ended March 31, 2003
------------------------------------------------------------------------------

4. Oil and gas resource properties (continued)

   (b) Kirk Lake

       The Company acquired a 50% interest in a lease relating to lease agreement AO246 on November 26, 1997 in the Kirk Lake region of Alberta. The other 50% of this interest is owned by Pan-Global Enterprises Inc. During the 2000 year, as there were no proven reserves located and the Company had abandoned its interest, $20,597 in deferred exploration costs were written-off.

   (c) Lagunillas project, Colombia

       The Company had previously obtained a 100% interest in the Lagunillas contract area located in Colombia, through its offshore wholly owned subsidiary, Can West Exploration Inc., a Grand Caymans registered company (formerly CIMA Explorations Ltd.). The Lagunillas block is located in the Department of Tolima in central Colombia. During 2000, the Company's subsidiary lost all rights to this claim as a result of not performing the required exploration and development work. Consequently, acquisition and deferred exploration costs of $5,974,150 were written-off during the 2000 year.

   (d) Greencourt, Virginia Hills, Vega North and Cecil

       During 2001,the Company entered into a farmout agreement dated December 3, 2001 with Willex Energy Ltd. ("Willex") of Calgary, Alberta to participate in a five well drilling program consisting of the Greencourt, Vega North, Virginia Hills, Cecil Murphy and Cecil Vintage lands located in the Peace River Arch area of Alberta.

       i. Greencourt, Virginia Hills and Vega North

          The Company agreed to pay 50% of Willex's 67% in drilling, completing, equipping and tie-in costs of each of these properties. Until payout is reached in these wells, the Company will have a 33.33% working interests in each of the drilling spacing units subject to overriding and crown royalties. The payout accounts will be reduced by 33.33% of the land costs and 25% of the seismic costs. At the time of payout in each of these wells, the Company will convert to a 16.67% working interests in the drilling spacing units subject to the overriding and crown royalties.

          The Company's share of exploration expenses on the Virginia Hills well amounted to 2002 - $11,237 (2001 - $133,178). The well was found not to be economic and consequently the costs incurred were written-off.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 7

Quarter ended March 31, 2003
------------------------------------------------------------------------------

4. Oil and gas resource properties (continued)

   (d) Greencourt, Virginia Hills, Vega North and Cecil (continued)

       i. Greencourt, Virginia Hills and Vega North (continued)

          No work has been carried out on the Greencourt or Vega North wells. Willex will choose the location for these wells. In addition, the Vega North land is encumbered by a 2% Gross Overriding Royalty on 100% of production, payable to Rolling Thunder Resources Inc.

      ii. Cecil Murphy

          This earning well carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Murphy Oil Company on 100% of the production. The Company agreed to pay 100% of Willex's 67% in drilling and casing costs. There is no payout in this well. The Company will earn 33.34% in the drilling spacing unit subject to the overriding and crown royalties. The Company will pay 33.34% of the completing, equipping and tie-in costs of this well. Drilling on this earning well commenced during the 4th quarter of 2001.

          The Company's share of exploration expenses in this well amounted to 2002 - $11,237 (2001 - $505,409). The well was found not to be economic and consequently the costs incurred were written-off.

     iii. Cecil Vintage

           This earning well carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Vintage Petroleum Canada, Inc. on 45% of the production, net 3.375% without deductions. The Company agreed to pay 50% of Willex's 30% in drilling and casing costs. There is no payout in this well. The Company will earn 7.5% in the drilling spacing unit subject to the overriding and crown royalties. The Company will pay 7.5% of the completing, equipping and tie-in costs of this well.

   No accrual has been made on these financial statements for future removal and site restoration costs, if any.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 8

Quarter ended March 31, 2003
------------------------------------------------------------------------------

5. Investments

   The investments consist of the following:

   (a) Cal West Investments Ltd.

       The Company owns 100% of the issued common shares of Cal West Investments Ltd. ("Cal West") valued at $10. Although the Company owns 100% of the issued common shares, the investment is recorded at cost since there is no true control or significant influence held by the Company over Cal West, nor does the Company have continuing power to determine strategic operating, investing or financing policies of Cal West. Any profits received from Cal West will be recorded when realized by the Company. As at March 31, 2003, the Company has not generated any revenues from this investment.

   (b) International Courseware Distributors Inc.

       This investment was initially recorded at cost. This investment was written down to a net realizable value of $1 in 1994 and continues to be recorded on the books of the Company at this expected realizable value.

   (c) US term deposit

       Investment in a $500,000 US term deposit formerly held at the Credit Bank & Trust Company, located in Georgetown, Grand Cayman as a performance bond to Ecopetrol of Colombia. During fiscal year 2000, this performance bond was surrendered to Ecopetrol as a result of inadequate exploration and development work being performed by the Company and its subsidiary relating to the Lagunillas project. Interest earned up to the date of surrender of approximately US$12,500 (CAD$18,500) was used to assist the funding of Colombia operations.

   (d) Can West Exploration Inc. (formerly CIMA Exploration Ltd.)

       The Company owned 100% interest in Can West Exploration Inc. (formerly CIMA Explorations Ltd.). This wholly owned subsidiary was incorporated in the Grand Caymans for the sole purpose of holding the Company's interest in the Lagunillas property. As control existed in year 1999, the results of operations were consolidated on the parent's financial statements. In fiscal 2000, the subsidiary had lost its claim relating to the Lagunillas property and had discontinued operations. All costs had been written-off as they were no longer recoverable. Following the shutdown, the Company had abandoned control of the subsidiary and valued the investment in the subsidiary at an expected net realizable value of $1.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 9

Quarter ended March 31, 2003
------------------------------------------------------------------------------

6. Due from a related party

   Amount is due from a company controlled by a former director of the Company. The amount is unsecured, non-interest bearing and repayable upon demand.

7. Share capital

   (a) Authorized

       100,000,000 common shares without par value.

   (b) Issued and outstanding

       ----------------------------------------------------------------------------------
                                                        Number of Shares         Amount
       ----------------------------------------------------------------------------------
       Balance as at December 31, 2000                    1,126,826             9,327,955

       Private placement                                  2,350,000               822,500
       ----------------------------------------------------------------------------------
       Balance as at December 31, 2001                    3,476,826            10,150,455
       ==================================================================================
       Private placements, net of share issuance costs    5,979,167             3,428,395
       Cancellation of escrow shares                        (37,500)                    -
       Exercise of warrants                               3,543,095             1,804,880
       Convertible debenture                                666,666               300,000
       Corporate finance fees                                84,115                     -
       Exercise of stock options                            100,000                30,000
       ----------------------------------------------------------------------------------
       Balance as at December 31, 2002                   13,812,369         $  15,713,730
       ==================================================================================
       Exercise of stock options                             20,000                 6,000
       ----------------------------------------------------------------------------------
       Balance as at March 31, 2003                      13,832,369         $  15,719,730
       ==================================================================================

       The Company has completed the following private placements:

       (i) a non-brokered private placement of 1,050,000 flow-through shares at a price of $0.40 per flow-through share and 1,200,000 non-flow-through units at a price of $0.40 per non-flow-through unit for gross proceeds of $900,000. Each non-flow-through unit consists of one common share and one non-transferable share purchase warrant to purchase an additional common share of the Company at a price of $0.50 until January 25, 2003 and at a price of $0.55 until January 25, 2004.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 10

Quarter ended March 31, 2003
------------------------------------------------------------------------------

7. Share capital (continued)

   (b) Issued and outstanding (continued)

       (ii) a non-brokered private placement of a convertible  debenture   for
            gross proceeds of $300,000. The debenture matures six months from the date of issue and is convertible at the option of the holder, into units of the Company at a price of $0.45 per unit in increments of $100,000. Each unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant. Each warrant entitles the holder to purchase one additional non-flow-through common share of the Company exercisable
            over a two year period at a price of $0.55.  The debenture   bears
            interest at a rate of 10% per annum payable monthly in arrears in cash. The debenture is secured by a first charge security over all the present and after acquired assets of the Company.

            The Company has the right to require the holder of the debenture to convert the debenture into units if the average closing price of the Company's shares over 30 consecutive trading days prior to maturity, exceeds $1.00. During the year, the debenture was converted into 666,666 units of the Company. Each unit consists of one flow-through common share and one non flow-through share purchase warrant. Each non flow-through share purchase warrant entitles the holder to purchase an additional common share of the Company at a price of $0.55 for a period of two years expiring April 18, 2004.

            During the year ending December 31, 2002, 666,666 non flow-through share purchase warrants were exercised at a price of $0.55 each for gross proceeds of $366,666 and 666,666 common shares were issued.

            The debenture included an equity component and a liability component. The total proceeds received were allocated between the two components based on their estimated fair value at the time the debentures were issued as follows:

                                          $
            Liability component        270,000
            Equity component            30,000
                                       -------
            Total proceeds             300,000
                                       =======

            In accordance with Canadian generally accepted accounting principles, the liability portion was accreted over the life of the debenture to the face value of the debenture with a charge to operations. During the year ended December 31, 2002, the Company accreted $30,000 (2001 - $nil) which was included in interest and bank charges.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 11

Quarter ended March 31, 2003
------------------------------------------------------------------------------

7. Share capital (continued)

   (b) Issued and outstanding (continued)

       (iii) a brokered private placement of 3,203,834 flow-through units at a price of $0.75 per unit and 456,667 non flow-through units at a price of $0.75 per unit for gross proceeds of $2,745,376. Each flow-through and non flow-through unit consists of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share of the Company at a price of $1.00 until July 26, 2003. If the weighted average trading price of the Company's shares for any 10 consecutive trading days exceeds $2.00, the Company may give notice to the warrantholders that the warrants expire in 30 days following the date of the delivery of the notice unless exercised within that time.

             The Company paid to the broker a commission of 8% from the gross proceeds of the private placement and issued 75,000 common shares as a corporate finance fee. In addition, the Company issued a total of 366,050 share purchase warrants to two brokers with the same terms as the warrants issued under the private placement.

        (iv) a brokered private placement of 68,666 flow-through units at a price of $0.75 per unit for gross proceeds of $51,500. Each flow-through unit consists of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share of the Company at a price of $1.00 until August 22 2003.

             The Company paid to the broker a commission of 8% from the gross proceeds of the private placement and issued 9,115 common shares as a corporate finance fee. In addition, the Company issued 6,866 Agent's Warrants under the same terms as the private placement warrants.

       At March 31, 2003, the Company had $nil (2001 - $352,985) in cash restricted in its use for future exploration and development in accordance with flow-through agreements.

   (c) Stock options

       The Company presently does not have a formal plan for the granting of stock options. Pursuant to the policies of TSX-Venture Exchange, the Company may grant incentive stock options to its officers, directors and employees enabling them to acquire up to 10% of the issued shares of the Company. The exercise price of stock options is determined by the board of directors of the Company at the time of grant and may not be less than the discounted market price. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 12

Quarter ended March 31, 2003
------------------------------------------------------------------------------

7. Share capital (continued)

   (c) Stock options (continued)

       The Company has granted stock options to directors, officers, employees and non-employees of the Company. A summary of the status of the options outstanding and exercisable are follows:

       -------------------------------------------------------------------------------
                                                     Number of         Weighted
                                                    common shares  average exercise
       -------------------------------------------------------------------------------
       Balance, December 31, 2002                  1,107,500         $   0.61
         Granted                                           -         $      -
         Cancelled                                         -         $      -
         Exercised                                   (20,000)        $  (0.30)
       -------------------------------------------------------------------------------
       Balance, March 31, 2003                     1,087,500         $   0.62
       ===============================================================================

       The following table summarizes the stock options outstanding and exercisable at March 31, 2003.

       ---------------------------------------------------------------------------------------
                                  Number outstanding at                  Number exercisable at
       Exercise price             March 31, 2003          Expiry date           March 31, 2003
       ---------------------------------------------------------------------------------------
       $0.30                        255,000            March 12, 2007                  255,000
       $0.76                        100,000             April 9, 2007                  100,000
       $0.76                        120,000             April 9, 2003                  120,000
       $0.80                        100,000              May 21, 2005                  100,000
       $0.75                        100,000              July 9, 2007                  100,000
       $0.75                        262,500            August 2, 2007                  262,000
       $0.50                        150,000         November 19, 2007                  150,000
       ---------------------------------------------------------------------------------------
                                  1,087,500                                          1,087,500
       =======================================================================================


       During the quarter ended March 31, 2003, compensation costs of $Nil (March 31, 2002-$10, 452) were recorded in the statements of operations and deficit for options granted to consultants of the Company.

       During the quarter ended March 31, 2003 compensation costs of $Nil (March 31, 2002-$Nil) were recorded in the statements of operations and deficit for options granted to employees.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 13

Quarter ended March 31, 2003
------------------------------------------------------------------------------

7. Share capital (continued)

(c) Stock options (continued)

    Had compensation costs been determined for employee awards granted after January 1, 2002 using the fair value based method at their respective grant dates, the Company's pro forma loss and pro forma basic and diluted loss per share would have been as follows:

    ---------------------------------------------------------------------------------------------------
                                                                        March 31, 2003   March 31, 2002
    ---------------------------------------------------------------------------------------------------
    Loss for the period, as reported                                    $  100,961       $  61,682
     Compensation expense related to fair value of stock options                 -          60,917
    ---------------------------------------------------------------------------------------------------
    Pro forma loss for the year                                         $  100,961       $ 122,599
    ===================================================================================================
    Loss per share, as reported                                              (0.01)      $    0.07
    Pro forma loss per share, basic and diluted                              (0.01)      $    0.10
    ===================================================================================================

    The compensation costs recorded in the statements of operations and deficit and reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

    ---------------------------------------------------------------------------
                                                            December 31, 2002
    ---------------------------------------------------------------------------
    Risk free interest rate                                   2.50%  & 3.00%
    Expected dividend yield                                               0%
    Stock price volatility                                   74.00% & 95.00%
    Expected life of options                                         2 years
    ---------------------------------------------------------------------------

(d) Warrants

    As at March 31, 2003, the following non-transferable share purchase warrants of the Company are outstanding:

    Number of warrants                     Price            Expiry date
    --------------------------------------------------------------------------
          320,000                          $0.55           January 25, 2004
        2,196,301                          $1.00              July 26, 2003
           41,199                          $1.00            August 22, 2003
    --------------------------------------------------------------------------
        2,557,500
    --------------------------------------------------------------------------

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 14

Quarter ended March 31, 2003
------------------------------------------------------------------------------

7. Share capital (continued)

   (e) Shares held in escrow

       As at March 31, 2003, nil (2001 - 37,500; 2000 - 37,500) common  shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

8. Financial instruments

   The carrying amounts of cash and restricted cash, accounts receivable, goods and services taxes recoverable, prepaid expenses and deposits, accounts
   payable and accrued liabilities, loans  payable  and  due from/to   related
   parties approximate fair value because of the short-term maturity of these items.

9. Income taxes

   Subject to certain restrictions, the  Company  has  operating   losses   of
   $2,331,600 available to reduce taxable income of future years. These losses expire as follows:

           2003                                    $    91,300
           2004                                        245,500
           2005                                        386,500
           2006                                        632,600
           2007                                        153,000
           2008                                        167,700
           2009                                        655,000
                                                   -----------
                                                   $ 2,331,600
                                                   ===========

   The Company also has capital loss carry forwards of approximately $2,648,000 which may be applied against future capital gains to reduce taxes otherwise payable.

   The  Company  has  various  Canadian  resource  related   reserves  totaling
   $5,291,000 which may be applied against certain taxable income at specified rates in future years.

   The Company has foreign exploration   and   development   related   reserves
   totaling $4,489,000 which may be applied against certain taxable income at specified rates in future years.

   The Company has taken a full valuation allowance in respect of these carryforwards, accordingly, no future tax asset has been recognized in these financial statements.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 15

Quarter ended March 31, 2003
------------------------------------------------------------------------------

10. Related party transactions

    During the period, the Company paid rent of $32,000 (2001 - $17,000l) to a company controlled by a former director of the Company.

    During the period, the Company paid consulting fees of $12,000 to companies controlled by two directors of the Company.

    During the period, the Company paid management fees of $6,000 (2001 - $nil; 2000 - $nil) to a director of the Company.

                                      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                   Watch Resources Ltd.


Date: June 13, 2003                                Name: /s/ Chris Cooper
                                                   ----------------------
                                                   Title:    Director